SIMPSON THACHER & BARTLETT LLP

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November 17, 2011

VIA EDGAR

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Orchard Supply Hardware Stores Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed September 9, 2011

File No. 333-175105

Dear Mr. Ingram:

On behalf of Orchard Supply Hardware Stores Corporation (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated September 23, 2011 (the “comment letter”) relating to the Amended Registration Statement on Form S-1 filed on September 9, 2011 (the “Registration Statement”). We have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions and generally updates other information.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 2. The responses and information provided below are based upon information provided to us by the Company.

Unaudited Pro Forma Consolidated Financial Data, page 60

1.	The adjustments to increase pro forma sales and decrease pro forma cost of sales for the benefits of the Appliances Agreement and Brands Agreement do not appear factually supportable as these agreements have not been executed and negotiations are ongoing. Please revise to remove these components from the net pro forma adjustments. Prospective information regarding the expected impact of the new agreements may be appropriate in the footnotes to the pro forma financial statements with appropriate qualification.

Securities and Exchange Commission

November 17, 2011

The Company advises the Staff that the Appliances Agreement has been executed. The Company further advises the Staff that negotiations with respect to the Brands Agreements are now complete and the forms of these agreements that will be executed at the time of the spin-off have been finalized. The Company accordingly believes that the pro forma adjustments are factually supportable.

Management’s Discussion and Analysis of Financial Condition . . . , page 65

2.	In your response to comment 17 in our letter dated July 20, 2011 you discuss a recent management decision to reduce the number of stores offering appliances. If material, please provide a discussion of this decision, quantify the details of the plan, explain the reasons, risks and potential rewards, and quantify the expected impact to sales and other key financial metrics.

The Company advises the Staff that it does not consider the recent decision to reduce the number of stores offering appliances to be material as the maximum projected impact on annual EBITDA is under $300,000. The Company added appliance offerings to a number of stores in the fourth quarter of the fiscal year ended January 29, 2011 on a trial basis. The Company has determined that sales of appliances did not meet performance expectations in seven stores and has decided to replace the appliance offerings in these stores with product offerings that it expects to be more profitable in those locations.

Contractual Obligations and Off-Balance Sheet Arrangements, page 80

3.	We have read your response to comment 21 in our letter dated July 20, 2011. Please explain to us why you believe quantified disclosure in a footnote to the table would not be useful to an investor, if accompanied by additional disclosure necessary for a complete understanding. For example, an estimate of the amount of variable interest on long-term debt could assume current interest rate and borrowing levels, accompanied by additional information explaining and quantifying the potential increase in variable interest amounts from increased borrowing to the full extent of current limits and a discussion of potential variability from future changes in interest rates.

The Company advises the Staff that there are two significant variables to estimate the future interest obligations: 1) variable interest rates and 2) estimated future borrowings. If both interest rates and debt remain constant, the Company expects interest obligations to be $11.7 million within the next 12 months. A 25 bps change in interest rates, assuming consistent borrowings, could result in a $0.6 million change in interest obligations annually. A $1.0 million change in debt, assuming consistent interest rates, could result in a $0.1 million change in interest obligations annually. In the past 12 months, we have experienced a 19 bps change in

Securities and Exchange Commission

November 17, 2011

interest rate and $40.3 million change in debt. If we were to experience the same fluctuation in the following 12 months, it could potentially change our interest obligations by approximately $2.2 million or approximately 20% of the $11.7 million in expected interest obligations. In addition, the variability would spread even wider when we disclose interest obligations beyond 12 months in the future. The Company has added this sensitivity disclosure on page 81 of Amendment No. 2.

Note 1 – Description of Business and Summary of Significant Accounting Policies, page F-7

4.	Since SAB Topic 1B suggests disclosure of management’s estimate of what expenses would have been on a stand-alone basis, it is not clear why it is not practicable to include your estimates for major categories of expenses, as done in Note 3 to the pro forma financial statements. While the disclosure on page 64 is a prospective disclosure and SAB 1B is requesting an estimate from a historical perspective, the process for developing these estimates would appear to be sufficiently similar that it is not clear why the historical estimate is not practicable. For categories of expense allocation where an estimate is not practicable, please expand the disclosure in Note 1 to include a representation that you have not included your estimate of what the allocated expenses would have been on a stand-alone basis because it is not practicable to do so. To the extent any of the allocated expenses are expected to significantly differ from historical results, we would expect robust disclosure in the footnotes.

The Company advises the Staff that the prospective disclosure of stand-alone costs provided in Note 3 to the pro forma financial statements on page 63 is an estimated range based on the best information the Company has available to it at this time. These estimates are based on estimated additional headcounts, systems and other costs needed to be in place to support the Company as a stand-alone publicly registered entity. Therefore, these estimated costs represent more than the cost that would have been incurred had the Company not been affiliated with Sears; rather, it includes estimates of costs assuming the Company had been a publicly registered entity, not a private one. As noted in footnote 3 to the pro formal financial statements, these estimates were not included in the pro-forma financial statements on pages 60 and 61 because they are not factually supportable in that they reflect estimates of costs to operate as a stand-alone public company, which are not the same as the costs of services provided by Sears, when the Company was a private entity.

The Company understands the purpose of the disclosure in SAB Topic 1B is to alert the reader of the financial statements to situations where there is a known, or reasonably likely, material difference between the historical allocation of costs incurred by a parent on behalf of a subsidiary, and the costs that would be incurred on a stand-alone basis. As noted above, the disclosure of costs in the footnotes to the pro forma financial statements is primarily comprised of the anticipated cost for the Company to operate as a publicly registered entity, which is outside of the scope of SAB Topic 1B.

Securities and Exchange Commission

November 17, 2011

The Company intends to enter into a transition services agreement with Sears prior to the completion of the Distribution. The transition services agreement will be in place for a period not to exceed 12 months while the Company transitions to a publicly traded company independent from Sears Holdings. The terms of this agreement have been finalized and a form of the agreement has been filed as an exhibit to Amendment No. 2. The Company does not expect the costs incurred under this agreement to be materially different than the costs historically allocated to the Company by Sears. To the extent that the Company believes these costs will be materially different from what is reflected in its historical financial statements, the Company will include an adjustment to the pro-forma financial statements (assuming such difference is factually supportable) and provide disclosure of this potential difference in the footnotes under SAB Topic 1B. The Company has added a note on page F-28 to the effect that it has not included an estimate of what these costs would have been on a stand-alone basis because it is not practicable to do so, however, the Company does not expect such costs to be materially different from what is reflected in its historical financial statements.

Financial Statements, page F-3

5.	Please amend your filing to update your financial statements pursuant to Rule 3-12 of Regulation S-X.

The Company has updated its financial statements pursuant to Rule 3-12 of Regulation S-X.

Exhibit 5.1

6.	We note that counsel’s opinions in paragraphs (1) and (2) are subject to the taking of necessary corporate actions by the Board of Directors. Please advise us as to whether the company will file an updated legality opinion omitting these qualifications or alternatively explain the basis for their inclusion.

The Company advises the Staff that counsel will file an updated legality opinion omitting those qualifications upon the taking of certain corporate actions by the Board of Directors prior to the spin-off.

Securities and Exchange Commission

November 17, 2011

Please note that we have included certain changes to the Amendment No. 2 other than those in response to the Staff’s comments.

Please call me (650-251-5120) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ William H. Hinman, Jr.

William H. Hinman, Jr.